SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02049686

02 AUG 29 AM 11:11

26 August 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 23 August 2002 of our Company as published in the South China Morning Post in Hong Kong on 26 August 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

IK/ld/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo (please refer to our e-mail on 26 August 2002 for the enclosure)

dlw 9/5

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

2002 INTERIM RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2002. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors will be included in the interim report to be sent to the shareholders.

The consolidated profit attributable to shareholders for the six months ended 30 June 2002 increased to US$62.1 million (US2.85 cents per share) from US$30.5 million (US1.36 cents per share) in the same period last year.

The consolidated net asset value stood at US$2,959 million (US$1.36 per share) as at 30 June 2002 compared to US$2,881 million (US$1.32 per share) as at 31 December 2001 and the Group's net borrowings to shareholders' equity ratio was 33.9% as at 30 June 2002 compared to 35.5% as at 31 December 2001.

The Directors have declared an interim dividend of **HK7 cents** per share in cash for 2002 (2001: HK7 cents per share) payable on Tuesday, 19 November 2002, to shareholders whose names appear on the Registers of Members of the Company on Friday, 20 September 2002, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash.

A circular containing details of the scrip dividend scheme together with an election form will be sent to the relevant shareholders on or about Monday, 7 October 2002. The scrip dividend scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited ("HKSE") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2002 wholly in cash.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	For the six months ended 30 June Unaudited 2002 US$'000	Unaudited 2001 US$'000
Turnover		**290,206**	310,492
Cost of sales		**(117,616)**	(122,271)
Gross profit		**172,590**	188,221
Other revenues		**7,972**	12,612
Marketing expenses		**(12,315)**	(11,889)
Administrative expenses		**(24,929)**	(26,516)
Other operating expenses		**(59,139)**	(89,342)
Operating profit before finance costs		**84,179**	73,086
Finance costs		**(21,080)**	(38,161)
Operating profit	3	**63,099**	34,925
Share of results of associated companies		**21,688**	21,347
Profit before taxation		**84,787**	56,272
Taxation	4	**(16,780)**	(19,055)
Profit after taxation		**68,007**	37,217
Minority interests		**(5,929)**	(6,723)
Profit attributable to shareholders		**62,078**	30,494
Interim dividend		**19,534**	20,143
Basic earnings per share	5	**US2.85 cents**	US1.36 cents
Diluted earnings per share	5	**N/A**	N/A

NOTES TO THE CONSOLIDATED ACCOUNTS

1. Principal accounting policies and basis of presentation

The unaudited consolidated condensed accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the 2001 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2001.

The Group has also adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements

SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

These newly introduced/revised SSAPs do not have any material impact to the accounting policies and financial results of the Group except that certain comparatives presented have been reclassified to conform to the new disclosure requirements.

2. Segmental reporting

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel operation and management
Mainland China	–	hotel operation and management, leasing of office, commercial and serviced apartments
Philippines	–	hotel operation and management
Singapore	–	hotel operation and management, leasing of office, commercial and serviced apartments
Thailand	–	hotel operation and management, leasing of office and commercial
Malaysia	–	hotel operation and management, golf club operation, leasing of office, commercial and serviced apartments
Other countries	–	hotel operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results (US$ million)
For the six months ended 30 June 2002

	Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	70.2	85.0	35.5	42.8	17.1	27.2	12.4	-	290.2
Inter-segment sales	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	-
Total	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
Results									
Segment results	12.2	27.4	9.3	11.5	7.4	1.1	2.7	-	71.6
Interest income									1.9
Dividend income									0.9
Net realised gain on other investments									1.1
Net unrealised gain on other investments									3.8
Unallocated corporate expenses									(2.7)
Amortisation of negative goodwill									8.4
Loss on disposal of partial interest in a subsidiary									(0.8)
Operating profit before finance costs									84.2
Finance costs									(21.1)
Operating profit									63.1
Share of results of associated companies	-	19.5	-	1.3	-	0.3	0.6	-	21.7
Taxation									(16.8)
Minority interests									(5.9)
Profit attributable to shareholders									62.1

Segment revenue and results (US$ million)
For the six months ended 30 June 2001

	Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	75.4	84.4	41.5	45.5	17.9	36.6	9.2	-	310.5
Inter-segment sales	2.3	4.1	2.3	1.1	1.0	0.9	0.2	(11.9)	-
Total	77.7	88.5	43.8	46.6	18.9	37.5	9.4	(11.9)	310.5
Results									
Segment results	13.5	22.9	14.6	13.4	8.6	7.2	1.1	-	81.3
Interest income									4.3
Dividend income									2.1
Net realised gain on other investments									0.7
Net unrealised loss on other investments									(14.3)
Unallocated corporate expenses									(3.3)
Amortisation of negative goodwill									8.3
Provision for deficit on valuation of hotel properties									(6.0)
Operating profit before finance costs									73.1
Finance costs									(38.2)
Operating profit									34.9
Share of results of associated companies	-	21.3	-	1.1	-	0.2	(1.2)	-	21.4
Taxation									(19.1)
Minority interests									(6.7)
Profit attributable to shareholders									30.5

An analysis of the Group's turnover and results for the period by business segments is as follows:

	For the six months ended 30 June			
	2002		2001	
	Turnover	**Segment Results**	Turnover	Segment Results
	US$ million	***US$ million***	*US$ million*	*US$ million*
Hotel operation				
– Room rentals	**140.7**		152.3	
– Food and beverage sales	**113.6**		119.8	
– Rendering of ancillary services	**24.1**		26.6	
	278.4	**64.8**	298.7	72.9
Hotel management and related service fees	**16.1**	**4.4**	16.4	5.0
Property rentals	**7.3**	**2.4**	7.3	3.4
Elimination	**(11.6)**	**–**	(11.9)	–
	290.2	**71.6**	310.5	81.3

3. Operating profit

	For the six months ended 30 June	
	2002	2001
	US$'000	*US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Dividend income from other investments	**854**	2,124
Amortisation of negative goodwill	**8,415**	8,345
Net realised gain on other investments	**1,069**	718
Net unrealised gain on other investments	**3,824**	–
Charging		
Depreciation of fixed assets	**23,208**	26,787
Cost of inventories sold or consumed in operation	**34,402**	36,852
Provision for deficit on valuation of hotel properties	**–**	6,000
Staff costs	**81,005**	83,314
Net unrealised loss on other investments	**–**	14,319
Loss on disposal of partial interest in a subsidiary including the realisation of investment properties revaluation reserve and unamortised negative goodwill derecognised on disposal *(note 9 (d))*	**795**	–
Total finance costs	**21,657**	38,161
Less: amount capitalised	**(577)**	–
Net finance costs expensed	**21,080**	38,161

4. Taxation

	For the six months ended 30 June	
	2002	2001
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the period	**3,520**	3,540
– Deferred	**495**	(26)
Taxation outside Hong Kong		
– Provision for the period	**7,070**	8,326
– Deferred	**1,313**	2,134
Share of taxation attributable to associated companies	**4,382**	5,081
	16,780	19,055

(a) Hong Kong profits tax is provided at 16% (2001: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profits as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

5. Earnings per share

(a) Basic earnings per share of US2.85 cents (2001: US1.36 cents) is calculated based on the profit attributable to shareholders of US$62,078,000 (2001: US$30,494,000) and the weighted average number of 2,176,659,912 shares (2001: 2,235,818,182 shares) in issue during the period.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

6. Share capital

There is no movement in the authorised and issued share capital during the period. As at 30 June 2002, the number of authorised and issued ordinary shares of HK$1 each remained at 5,000,000,000 shares and 2,176,659,912 shares respectively.

7. Transfer to/(from) reserves

	For the six months ended 30 June	
	2002	2001
	US$'000	*US$'000*
Transfer to retained profits from hotel properties revaluation reserve on disposal of partial interest in a subsidiary *(note 9 (d))*	**(205)**	–
Transfer to profit and loss account from share of investment properties revaluation reserves in associated companies on disposal of partial interest in a subsidiary *(note 9 (d))*	**(27)**	–
Exchange differences credit to/ (charge against) exchange fluctuation reserve *(note 8)*	**38,523**	(32,643)
Transfer from retained profits to capital redemption reserve on repurchase of shares	**–**	242
Charge against share premium on repurchase of shares	**–**	(1,384)
Credit to contributed surplus on issues of shares	**–**	30,576

8. Exchange differences arising on translation

The amount of US$38,523,000 represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

The Group has an economic hedge in terms of currency exposure to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand and the Philippines where exchange controls apply) are also immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

The Group has also entered into currency swap contracts to hedge its currency risk. Details are stated under the section headed "Treasury Policies".

9. Acquisitions and disposal

(a) On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), one of the principal subsidiaries of the Group which is listed on the Kuala Lumpur Stock Exchange, completed the acquisition of a further 33,750,000 fully paid ordinary shares of RM1 each representing 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") which owns Shangri-La's Rasa Ria Resort and Dalit Bay Golf & Country Club in Sabah, Malaysia from PPB Group Berhad (a company within the Kuok Group) for a cash consideration of RM28,688,000 (equivalent to US$7,549,000). As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 65.78% considering that Shangri-La Hotel Limited, Singapore ("SHL"), which holds 25% equity interest in PDBR, became a wholly owned subsidiary of the Company on 5 March 2002 (note (b)) and the Group's disposal of 0.75% equity interest in SHMB on 8 April 2002 (note (d)).

The fair value of the net identifiable assets relating to the 25% share of PDBR at the date of acquisition was US$8,382,000. The Group's share of the resulting negative goodwill of US$459,000 is being amortised on a straight line basis over 15 years.

(b) On 4 March 2002, the High Court of Singapore confirmed the Proposed Capital Scheme approved at the extraordinary general meeting of SHL held on 2 February 2002 to reduce the issued and paid up capital of SHL by cancelling 1,476,887 issued and fully paid ordinary shares of S$1 each, being 0.89% equity interest, in the capital of SHL held by all the minority shareholders. Upon filing of the order of the High Court with the Registry of Companies of Singapore on 5 March 2002, SHL became a wholly owned subsidiary of the Company. SHL is one of the principal subsidiaries of the Group and is engaged in investment holding, hotel ownership and operation, and leasing of residential and serviced apartments. The total consideration paid by SHL to the minority shareholders for all the cancelled shares was S$5,583,000 (equivalent to US$3,064,000). The resulting negative goodwill of US$2,323,000 is being amortised on a straight line basis over 15 years.

(c) On 11 March 2002, a wholly owned subsidiary of the Company invested US$8,318,000, being 51% of the total registered capital, into Zhongshan Shangri-La Hotel Co., Ltd. pursuant to a joint venture agreement for the development of a hotel project in Zhongshan, Guangdong Province, Mainland China.

(d) On 8 April 2002, the Group disposed 3,300,000 SHMB shares, being 0.75% equity interest in the capital of SHMB, for a cash consideration of RM3,300,000 (equivalent to US$868,000). As a result, the Group's effective interest in SHMB has reduced from 55.12% to 54.37%. The Group recorded a loss on disposal charged to profit and loss account of US$795,000 which includes the share of unamortised negative goodwill derecognised of US$734,000 and investment properties revaluation reserve realised of US$27,000 attributable to this 0.75% equity interest. The attributable share of hotel properties revaluation reserve of US$205,000 was transferred to the retained profits.

10. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 30 June 2002, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries and associated companies, and which also represented the financial exposure of the Company as at 30 June 2002, amounts to US$940,467,000 (31 December 2001: US$979,826,000) and US$10,713,000 (31 December 2001: US$29,759,000) respectively.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 30 June 2002 amounts to US$28,871,000 (31 December 2001: US$47,382,000).

(b) Charges over assets

As at 30 June 2002, bank loans and banking facilities of two subsidiaries amounting to US$28,189,000 (31 December 2001: US$35,047,000) were secured by charges over certain hotel properties and other fixed assets of these two subsidiaries with net book values totalling US$88,095,000 (31 December 2001: US$87,346,000) and other assets totalling US$6,552,000

(31 December 2001: US$7,166,000). Bank loan of a subsidiary amounting to US$1,905,000 (31 December 2001: US$700,000) was secured by charges over other investment of this subsidiary with net book values totalling US$7,403,000 (31 December 2001: US$6,948,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 30 June 2002.

11. Commitments for capital expenditure

The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	30 June 2002	31 December 2001
	US$'000	*US$'000*
Contracted but not provided for	**47,267**	21,390
Authorised by Directors but not contracted for	**372,074**	436,610
	419,341	458,000

12. Subsequent event

On 17 July 2002, a wholly owned subsidiary of SHL completed the acquisition of an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61,420,000 (equivalent to US$16,163,000) from Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group. The fair value of the net identifiable assets relating to this 40% equity interest at the date of acquisition was US$17,858,000. The resulting negative goodwill of US$1,695,000 will be amortised on a straight line basis over 15 years.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

Performance of the Group's hotels continue to be affected by the recession in the United States of America ("USA"), Europe and most regional economies together with the political uncertainties and security problems in some of the countries in the region. Overall yields declined marginally by 3%. This situation is expected to continue for the rest of the year as the key economic statistics from the USA indicate that the much anticipated economic recovery may not happen this year.

The weighted average occupancies of the two hotels in Hong Kong declined by one percentage point to 70%. However, the weighted average yields declined by 12% following the decline in the weighted average transient room rates by 11%. The Kowloon Shangri-La commenced major renovations of its facilities towards the end of July.

The market in Mainland China proved to be relatively stable with overall yields increasing by 2%. The weighted average occupancies improved by three percentage points to 65% while the average transient room rates declined by 9%. The China World Hotel in Beijing is undergoing major renovations, which has caused its room rate to fall by 22%. Emerging competition has led to a sharp decline in yields in Shenyang while yields in Xian were depressed due to an overall slackening of demand. However, the

Pudong Shangri-La, the Kerry Centre Hotel, Beijing and the Shangri-La Hotel, Qingdao registered an improvement in yields by 22%, 12% and 12%, respectively. In general, these trends are expected to continue for the remainder of this year.

The continuing weaknesses in the value of Peso and security concerns have curtailed business and leisure traffic into the Philippines. Weighted average yields of the three hotels declined by 14% with the sharpest decline of 29% being registered by Shangri-La's Mactan Island Resort, Cebu. This resort is scheduled to commence a phased renovation of its guestrooms in the second half of the year. Room renovations at the Makati Shangri-La, Manila are on-going and will be completed by the year end.

The weighted average transient room rates of the three hotels in Singapore declined by 4% while weighted average yields declined by 12%. The weighted average occupancies decreased by three percentage points to 69%. Yields for the second half of the year are expected to remain soft. Meanwhile, the Traders Hotel, Singapore will be undergoing a soft-refurbishment of its guestrooms.

Among all, Malaysia turned out to be the weakest market during the period. The Group's five hotels experienced a 25% decline in yields with weighted average occupancies dropping by eleven percentage points to 53%. Overall weakness in demand has led to a decline in weighted average transient room rates by 6% as competitive pressures intensify. The Shangri-La Hotel, Kuala Lumpur is still undergoing major renovations to its guestrooms and public areas which will last till 2003. The occupancies and room rates of all the hotels have, however, marginally improved in July. It is expected that the overall yields will register improvement in the second half of the year.

Renovations to guestrooms at the Shangri-La Hotel, Bangkok are on-going. Occupancy and room rates declined by 4% and 3%, respectively. The renovation is being done in phases and is expected to be completed in early 2003.

The Shangri-La Hotel, Jakarta continues to suffer on account of the political and economic problems facing Indonesia after the hotel's re-opening in March 2001. Occupancy was 37% compared to 14%. Room rate though, has declined by 7%.

The two resorts in Fiji have registered improvement in yields by 56% in the aggregate. Both weighted average occupancies and transient room rates increased by 16%. The outlook for the rest of the year remains satisfactory.

The political situation in Myanmar continues to inhibit the performance of the hotel in Yangon. Yields declined by 3% during the period.

Hotel Management

The hotel management arm of the Group registered a 2% fall in its revenues, before consolidation adjustments, largely due to the decline in revenues and operating profits of the underlying hotel portfolio. This also caused operating profits, before consolidation adjustments, to fall by 17%.

Investment Properties

The Group's principal investment properties are located in Shanghai and Beijing, Mainland China. The overall yields of serviced apartments in Shanghai remained flat but those in Beijing recorded a decline ranging between 10% to 23%. This is attributable to the emergence of competitive supply. Average occupancies for commercial and office space in Shanghai and Beijing were above 90%. Importantly, yields of commercial space at Beijing Kerry Centre and Shanghai Kerry Centre increased by 24% and 42%, respectively. Yields of the office space at these two centers also recorded an increase of around 10%. Overall yields of the commercial and office space at the China World Trade Center registered an increase slightly in excess of 10%.

The weighted average yields of the serviced apartments in Singapore declined by 16% on account of recession in the local economy. However, yields of the commercial and office space (which are nearly fully occupied) increased by 9% and 12%, respectively. Yields of the commercial space in Bangkok declined marginally by 3% while that of the office space increased by 8%.

The investment properties in Kuala Lumpur experienced increase in yields by 2% for serviced apartments and ranging between 11% to 19% for commercial space. However, the yields of the office space, registered a decline by 12% following a drop in occupancy by six percentage points.

Consolidated Profits

Consolidated Profits attributable to shareholders increased to US$62.1 million from US$30.5 million. The current period's profit incorporates the effects of the following major items:

(a) Finance costs of US$21.1 million before adjustment for minority interests (US$20.3 million after minority interests) compared to US$38.2 million (US$37.2 million after minority interests); and

(b) net unrealised gain on other investments of US$3.8 million before adjustment for minority interests (US$3.5 million after minority interests) compared to a loss of US$14.3 million (US$13.5 million after minority interests).

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

As at 30 June 2002, the Group's net borrowings (net of cash and bank balances of US$106.7 million) stood at US$1,002.8 million (compared to US$1,022.4 million as at 31 December 2001) and the overall gearing ratio (net borrowings to shareholders' equity ratio) was 33.9%.

The analysis of loans outstanding as at 30 June 2002 is as follows:

	Maturities of Bank Loans and Overdrafts Contracted as at 30 June 2002				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Unsecured					
Corporate bank loans	–	–	869.7	38.5	908.2
Project bank loans and overdrafts	117.7	5.0	30.2	1.2	154.1
Floating rate notes	–	–	17.0	–	17.0
	117.7	5.0	916.9	39.7	1,079.3
Secured					
Project bank loans and overdrafts	15.9	–	11.4	2.8	30.1
Total borrowings	133.6	5.0	928.3	42.5	1,109.4
Undrawn but Committed facilities					
(Bank loans and overdrafts)	179.3	–	240.7	–	420.0

The currency-mix of the borrowings, and cash and bank balances as at 30 June 2002 is as follows:

(US$ million)	Loans and Overdrafts	Cash and Bank Balances
In Hong Kong dollars	908.2	5.0
In Singapore dollars	118.1	2.4
In Malaysian Ringgit	34.7	0.4
In Renminbi	29.0	12.8
In United States dollars	17.3	64.1
In Thai Baht	–	13.9
In Philippine Pesos	2.0	1.9
In Fiji dollars	0.1	4.4
In other currencies	–	1.7
	1,109.4	106.6

The loans in United States dollars, Hong Kong dollars, Malaysian Ringgit and in Philippine Pesos are at variable rates of interest at spreads over SIBOR, HIBOR, Cost of Funds (for Malaysia) and rate of treasury bills (for Philippines), respectively. Substantial portion of the loans in Hong Kong dollars have been hedged by fixed rates interest swap contracts as detailed under the following section headed "Treasury Policies". US$56.8 million out of the total loans in Singapore dollars are at fixed interest rates and have been re-financed by loans at floating rates upon maturity at the end of July 2002. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2002, of the Group's cash and bank balances, US$64.4 million were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise interest costs

This is accomplished in the loan negotiation process and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. In February 2002, the Group executed an aggregate of HK$800 million five-year and a HK$300 million seven-year unsecured bilateral Hong Kong dollar loan agreements with individual banks. In March 2002, the Group also executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. These loans are at variable rates of interest at spreads over HIBOR. With these facilities, the Group had repaid all the amounts due under a US$500 million facility which was maturing in August 2002. The Group has also cancelled US$200 million undrawn facilities under a US$600 million loan agreement which carried a higher interest rate. As at 30 June 2002, the Group has contracted an aggregate principal amount of HK$2,340 million interest swap contracts at fixed interest rates between 2.525% to 2.67% per annum maturing in October/December 2002; HK$4,916 million three-year contracts at fixed rates between 3.735% to 5.74% per annum and HK$500 million four-year contracts at fixed rates between 4.69% to 5.29% per annum, of which three-year contracts for HK$2,216 million and four-year contracts for HK$500 million were entered into during the current period. The interest cover continues through December 2006.

(b) Minimise currency exposure

- The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the current period, the Group has re-financed a US$500 million loan by obtaining Hong Kong dollars loans. The Group continues to look for additional sources of funding in Renminbi to match the currency of its assets in Mainland China. As at 30 June 2002, the Group entered into currency swap contracts between Hong Kong dollars and United States dollars for US$250 million at HK$1,948,915,000. As at the date of this announcement, contracts with a value of US$150 million have matured. The remaining contracts will also mature by the end of August 2002. Apart from the foregoing, the Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such a cover.

OTHER INVESTMENTS

The Group disposed part of its investment portfolio in marketable securities during the current period for US$12.8 million and recorded a net realised gain of US$1.1 million. Total dividend income from other investments during the period was US$0.8 million.

As at 30 June 2002, the investment portfolio of the Group was valued at US$48.7 million which included an unrealised gain of US$3.8 million before adjustment of minority interests (US$3.5 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$11.0 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group.

NEW PROJECTS AND RENOVATION PROGRAMMES

The Group has initiated construction work on the Shangri-La Hotel, Fuzhou, the Shangri-La Hotel, Zhongshan and the extension of the Pudong Shangri-La, Shanghai ("SLPU"). As at 30 June 2002, the Group has already invested US$29.2 million in these projects and SLPU has obtained bank loans in Renminbi equivalent of US$25.4 million to finance its extension project. The future incremental costs are estimated at US$154.4 million and will be mainly financed by locally contracted project loans and the operating surplus of SLPU. These projects are expected to progressively open for business between 2003 through 2005.

The Group has also entered into an agreement to acquire a piece of land in Xian Hi-Tech Industrial Development Zone in Mainland China at a cash consideration of US$3.2 million for future development of a hotel project. A deposit equivalent to 20% of the consideration was paid in May 2002 and the balance 80% is payable in two instalments in October 2002 and April 2003.

Major renovations are on-going at the Makati Shangri-La, Manila ("SLM"), the Shangri-La Hotel, Bangkok, the Shangri-La Hotel, Kuala Lumpur and China World Hotel, Beijing. Renovations at SLM will be completed in the second half of the year while work at the other three hotels will only be completed in 2003. Major renovation work at the Kowloon Shangri-La has just commenced. Shangri-La's Mactan Island Resort, Cebu will also commence renovation of its guestrooms in the next couple of months. Expenditures on renovations are largely financed by operating cash flows of the individual hotel supplemented by locally contracted short term bank loans, where appropriate.

MANAGEMENT CONTRACTS

During the current period, the Group has signed three new hotel management contracts. Of these, the Putrajaya Shangri-La Hotel in Kuala Lumpur will be opened in the fourth quarter of 2002. Shangri-La's Sunny Bay Resort, Sanya and the Traders Hotel, Kunshan in Mainland China are under construction and expected to open for business in 2005.

Construction work of the Shangri-La Hotel, Dubai which includes some serviced apartments, and the Traders Hotel, Dubai are proceeding satisfactorily. These two hotels and the Shangri-La Hotel, Zhengzhou are expected to open for business in 2003. The hotel project in Muscat is expected to be completed in 2005.

The Group does not have any equity interest in these hotels.

PROPOSED ACQUISITION BY A SUBSIDIARY

A wholly owned subsidiary of SHL entered into a Sale and Purchase of Shares Agreement in November 2001 for the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") which owns Shangri-La's Rasa Sentosa Resort, Singapore from its minority shareholder, Mr. Prajogo Pangestu, for a total cash consideration of S$14.16 million (equivalent to US$8.0 million). This acquisition has not yet been completed up to the date of this announcement as certain conditions under the agreement have not been fulfilled. Mr Pangestu is a connected person of the Company by virtue of his being a substantial shareholder and an alternate director of SEN.

The consideration is at discount to the adjusted net asset value of SEN based on an independent appraisal of the fixed assets as at 31 December 2001. The acquisition, which is expected to be accretive to earnings, conforms to the Group's objective to maximise the ownership of hotel assets within the Group.

PROSPECTS

With the problems faced by the major economies of the USA, Europe and Japan, the continuing political uncertainties in Indonesia, and the negative perception about security in the Philippines, it is envisaged that the sentiment triggered by these developments will dampen business and leisure travel and spending through the second half of this year. However, Mainland China still holds out some cause for optimism, given the size of its domestic economy and its focus on the domestic economy as an engine for growth. The country's recent entry into the World Trade Organisation is providing a fresh impetus to foreign business travel into Mainland China which is expected to gather further momentum.

PERSONNEL

As at 30 June 2002, the Company and its subsidiaries had approximately 16,000 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes as detailed under the section headed "Share Options". The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTIONS

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of

• the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

On 29 May 2002, pursuant to the terms of the New Option Scheme, the Directors have granted options on 17,140,000 shares to eligible persons at an exercise price of HK$6.81 per share. The exercise of these new options is governed by a two-year vesting scale.

According to the terms of the Executive Option Scheme and the New Option Scheme, options on 6,300,000 shares and 90,000 shares respectively, have so far lapsed. As of this date, the options outstanding aggregate to 26,260,000 shares and 17,050,000 shares under the Executive Option Scheme and the New Option Scheme, respectively.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the HKSE.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee comprises three executive Directors and two non-executive Directors, one of them being independent. The current Committee members are Mr YE Longfei, Mr KUOK Khoon Ho, Mr Thaddeus Thomas BECZAK, Mr HO Kian Guan and Mr TAN Soo Nan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TAN Soo Nan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

DIRECTORS

On 23 August 2002, Mr KUOK Khoon Ho resigned as the Deputy Chairman and Managing Director of the Company, but Mr Kuok remains as an executive Director of the Company. On the same day, Mr NG Si Fong, Alan was appointed as an executive Director of the Company. Mr Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Group's new hotels development and refurbishment of existing hotels.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 18 September 2002 to Friday, 20 September 2002, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 17 September 2002.

It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the scrip dividend scheme will be despatched to those entitled thereto on or about Tuesday, 19 November 2002.

By Order of the Board
Shangri-La Asia Limited
YE Longfei
Chairman

Hong Kong, 23 August 2002

Remark: *The website of the HKSE (http://www.hkex.com.hk) will contain all the information of the Group required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on the HKSE in due course.*

"Please also refer to the published version of this announcement in the South China Morning Post"